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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 26 August 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	26 August 2004
Number	28/04

BHP BILLITON ANNOUNCES IRON ORE JOINT VENTURE AND US$3.7 BILLION SALES CONTRACTS WITH JFE STEEL CORPORATION

BHP Billiton today announced its intention to form a joint venture with Japan's JFE Steel Corporation, a recently merged entity of Kawasaki Steel Corporation and NKK.

The joint venture will be BHP Billiton's first iron ore joint venture with a Japanese steelmaker and will underpin sales of approximately 16 million tonnes per annum (Mtpa) of iron ore from BHP Billiton's suite of products over the next 11 years, valued at around US$3.7 billion.

The joint venture involves the joint technical development and commercialisation of 160 million tonnes of Lower Channel Iron Deposit (LCID) 'pisolite' iron ore, which has not previously been used in the steel making process. Development of these reserves will also extend the life of the Yandi Mine.

Under the joint venture, JFE will take a 20 percent interest in a sub-lease over part of BHP Billiton's Yandi mine known as 'Western 4', near Newman in Western Australia, which has an ore reserve of 109 million tonnes. BHP Billiton will retain a 68 percent interest, with Japanese joint venture partners ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation retaining 6.4 percent and 5.6 percent interests respectively.

The Western 4 deposit will provide up to 15 Mtpa of iron ore, which will be included in the Yandi product. Production, which is expected to commence in the second half of 2005, will be achieved utilizing existing Yandi infrastructure and facilities.

President BHP Billiton Iron Ore Graeme Hunt said the company was pleased to consolidate and strengthen a long standing relationship which existed prior to the formation of JFE with both Kawasaki Steel and NKK.

"Kawasaki Steel was an initial customer for the Yandi product and this early long term support and technical assistance with product development expanded our relationship substantially. In addition, we have enjoyed a strong supplier/customer association with NKK for over 30 years," he said.

"Today, we have taken a further step in these relationships through JFE and this new partnership will strengthen our bond with one of the world's most highly regarded steel producers."

The information in this report that relates to Ore Reserves is based on information compiled by Peter Schultz who is an employee of BHP Billiton and who is a Member of The Australasian Institute of Mining and Metallurgy.

Peter Schultz has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration and to the activity, which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Peter Schultz consents to the inclusion in the document of the matters based on his information in the form and context in which it appears.

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Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 26 August 2004